KRAMER LEVIN NAFTALIS & FRANKEL LLP

THOMAS E. MOLNER

PARTNER

PHONE   212-715-9429

FAX   212-715-8000

TMOLNER@KRAMERLEVIN.COM

November 21, 2012

VIA EDGAR

Ms. Sonia Gupta Barros

Special Counsel

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:                             Altisource Asset Management Corporation

Amendment No. 1 to Form 10-12G

Filed November 1, 2012

File No. 000-54809

Dear Ms. Barros:

On behalf of Altisource Asset Management Corporation (the “Company” or “AAMC”), we provide the Company’s responses to your letter dated November 20, 2012 (the “Letter”) setting forth the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the filing referenced above (the “Form 10”, the “Registration Statement” or the “filing”).

For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment.  The revisions to the filing described below are reflected in an amendment to the Registration Statement being filed simultaneously with this letter, courtesy copies of which, marked to reflect these revisions, are being delivered to the Staff.

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Registration Statement.

General

1.              We note your response to comment 3 of our comment letter dated October 18, 2012. Please revise your disclosure in the beginning of your information statement to state that you are an emerging growth company.

The Company’s amended Registration Statement includes the following revised disclosure on page iii:

“We are an Emerging Growth Company as defined in the Jumpstart Our Business Startups Act.  See “Risk Factors—Risks Related to our Business in General,” “Business—Emerging Growth Company Status” and “Critical Accounting Policies and Estimates—Emerging Growth Company Status.”

2.              We note your response to comment 5 of our comment letter dated October 18, 2012. Please revise your disclosure to indicate what “CPI” means and how much of an impact it will have on the annual management fee.

1177 AVENUE OF THE AMERICAS   NEW YORK NY 10036-2714   PHONE 212.715.9100   FAX 212.715.8000   WWW.KRAMERLEVIN.COM

ALSO AT 47 AVENUE HOCHE   75008 PARIS FRANCE

The Company’s amended Registration Statement includes the following revised disclosure in the “Asset Management Agreements with Residential and NewSource” section on page 43:

“Residential and NewSource will not have any employees.  Under the NewSource Asset Management Agreement, NewSource will be obligated to pay us an annual management fee of $840,000 for the Services; provided that such fee shall be increased each year in an amount equal to the product of (i) $840,000 and (ii) the percentage increase, if any, in the “CPI” over the immediately preceding 12-month period, where “CPI” means the Consumer Price Index, All Urban Consumers, United States, All Items (1982 - 1984 = 100), as published by the Bureau of Labor Statistics of the United States Department of Labor, or any successor index thereto. The Residential Asset Management Agreement will provide us with the incentive fees and expense reimbursement described below.”

3.              We note your response to comment 6 of our comment letter dated October 18, 2012 and that you still include the statement that “Altisource has developed a unique, low cost and centralized vendor management model that enables it to perform these services at substantially lower costs than its competitors” in this information statement. Please advise or provide supplemental support.

The Company’s amended Registration Statement reflects the deletion of the above-referenced statement in the “Business” section on page 49.

Certain Relationships and Related Party Transactions, page 68

4.              We note your response to comment 17 of our comment letter dated October 18, 2012 where you disclosed the relationship Messrs. Erbey and Pandey have with each entity enumerated in the section. Please describe the role and relationship that you and each of your remaining directors has with each entity enumerated in this section and briefly describe the nature of the conflict or advise.

The Company’s amended Registration Statement includes the following additional disclosure in the “Certain Relationships and Related Party Transactions” section on page 68:

“None of our other directors or officers at the time of Separation will have any role with or relationship to Altisource, Ocwen, HLSS or Residential.”

Lastly, in responding to your comments, the Company has instructed us to inform the Staff that it acknowledges the following:

•                  the Company is responsible for the accuracy and adequacy of the disclosures in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the above, please contact the undersigned, Kevin J. Wilcox, Chief Administration Officer and General Counsel, Altisource Portfolio Solutions S.A. at +352.2469.7950, extension 247950 or Michelle D. Esterman, Chief Financial Officer, Altisource Portfolio Solutions S.A. at +352.2469.7902, extension 247902.

Very truly yours,

/s/ Thomas E. Molner

Thomas E. Molner

cc:                                Kevin J. Wilcox, Chief Administration Officer and General Counsel, Altisource Portfolio Solutions S.A.

Michelle D. Esterman, Chief Financial Officer, Altisource Portfolio Solutions S.A.

Jorge Bonilla, Staff Accountant, Securities and Exchange Commission

Jonathan Wiggins, Accounting Reviewer, Securities and Exchange Commission

Folake Ayoola, Staff Attorney, Securities and Exchange Commission